Exhibit (a)(7)

EMAIL COMMUNICATION TO ELIGIBLE OPTION HOLDERS

Re:	IMPORTANT REMINDER: Threshold Option Exchange Program

As you know, on August 25, 2006, we announced the Threshold Option Exchange Program. There is only a short period of time left for you to elect to exchange your eligible options under the option exchange program. If you would like to exchange your eligible options for replacement options, Threshold’s Chief Operating Officer, Michael S. Ostrach, must receive your Letter of Transmittal no later than 5:00 p.m., pacific time, on September 25, 2006.

If you have already delivered the Letter of Transmittal to Mr. Ostrach, you should have received an email confirmation of receipt. If you have not received the email confirmation, please contact Mr. Ostrach at the number or email address below.

If you do not wish to tender any of your eligible options for exchange, then no action is required on your part.

If you have any questions, or if you would like a paper copy of any of the documents delivered to you in connection with the stock option exchange program, please contact Mr. Ostrach by telephone at (650) 474-8200 or by email at mostrach@thresholdpharm.com.